UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 11, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Raser Technologies, Inc.
File No. 1-32661 CF# 22188

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Raser Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on May 21, 2008.

Based on representations by Raser Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   until May 16, 2009

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Perry Hindin
Special Counsel